Exhibit 4.6

AMENDED AND RESTATED

CONVERTIBLE PROMISSORY NOTE

THE NOTE MAY NOT BE ASSIGNED, CONTRIBUTED, CONVEYED, DISPOSED OF, EXCHANGED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE TERMS OF THIS NOTE, INCLUDING BUT NOT LIMITED TO SECTIONS 15 AND 16 HEREOF.

US$4,500,000	Originally Dated as of December 11, 2013
Amended and Restated as of March 12, 2015

FOR VALUE RECEIVED, ARCADIA BIOSCIENCES, INC., an Arizona corporation (“Borrower”), subject to and in accordance with the terms and conditions set forth in this Note (this “Note”), promises to pay to Mahyco International Pte Ltd., a company formed under the laws of Singapore (“Lender”), the principal sum of US$4,500,000 (the “Loan”) in lawful money of the United States of America, plus interest thereon at a variable rate equal to the prime rate listed in the Wall Street Journal plus 2% (the “Base Rate”), until this Note is paid in full and/or converted in accordance with the terms set forth in Section 6(d) of that certain Note and Warrant Purchase Agreement, as amended, between Borrower and Lender (the “Purchase Agreement”).  Changes in the rate of interest under this Note will take effect simultaneously with each change in the prime rate listed in the Wall Street Journal.  Interest shall be compounded monthly and be calculated on the basis of the actual number of days elapsed over a year of 365 days.  All or any portion of the outstanding balance of this Note (principal and interest) may be converted as provided in the Purchase Agreement, as amended, the provisions of which are incorporated herein by reference.

1.                                      Payment.  Unless earlier converted in accordance with Section 6(d) of the Purchase Agreement, and subject to Section 6 hereof, all unpaid principal and all accrued and unpaid interest under this Note shall be due and payable on the fifth anniversary of the date hereof (the “Maturity Date”).

2.                                      Place of Payment.  The principal and interest, and any other amounts due under this Note, shall be payable at the address or account of Lender set forth in the Borrower’s Register (as contemplated in Section 15).

3.                                      Prepayment.  Upon ninety (90) days’ prior written notice by Borrower to Lender, Borrower shall have the privilege of prepaying the Loan at any time by paying all principal then outstanding under this Note, plus all unpaid interest accrued under this Note as of the date of payment; provided, however, that Lender shall be entitled to exercise its conversion right in accordance with Section 6(d) of the Purchase Agreement prior to expiration of such 90-day period.

4.                                      Certain Provisions Regarding Payments.  All payments made under this Note shall be applied first to accrued but unpaid interest and second to unpaid principal.  Acceptance by Lender of any payment in an amount less than the amount then due on any indebtedness shall be deemed an acceptance on account only, notwithstanding any notation on or accompanying such partial payment to the contrary, and shall not in any way (a) waive or excuse the existence of an Event of Default (as hereinafter defined), (b) waive, impair or extinguish any right or remedy available to Lender hereunder, or (c) waive the requirement of punctual payment and performance or constitute a novation in any respect.

5.                                      Borrower Representations and Warranties.  Borrower represents and warrants to Lender that:

(a)                                 This Note is a valid and binding agreement of Borrower enforceable against Borrower in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency and similar laws and to moratorium laws from time to time in effect);

(b)                                 This Note does not conflict with any law, agreement or obligation by which Borrower is bound; and

(c)                                  Borrower is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Arizona.

6.                                      Event of Default.  The occurrence of any one or more of the following shall constitute an “Event of Default” under this Note:

(a)                                 Borrower fails to pay any amounts payable by Borrower under the terms of this Note, and such failure is not cured by Borrower within ten (10) days of written notice from Lender;

(b)                                 Borrower breaches in any material respect any covenant of Borrower in the Purchase Agreement, and such breach is not cured within thirty (30) days of written notice from Lender;

(c)                                  Borrower commences any case, proceeding or other action (i) under any existing or future law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (ii) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or Borrower makes a general assignment for the benefit of its creditors;

(d)                                 there is commenced against Borrower any case, proceeding or other action of a nature referred to in clause (c) above which (i) results in the entry of an order for relief or any such adjudication or appointment or (ii) remains un-dismissed, un-discharged or un-bonded for a period of sixty (60) days; or

(e)                                  There is a declared default after all applicable cure periods are applied with respect to any Senior Indebtedness (as defined in the Purchase Agreement), and such default is not cured by Borrower within the said applicable cure periods.

7.                                      Remedies.  Upon the occurrence of an Event of Default, Lender may, in Lender’s sole and absolute discretion, accelerate this Note by declaring in a written notice to Borrower that the then entire outstanding principal sum hereof, together with all accrued and unpaid interest hereon, is immediately due and payable.  In the event that all such sums are not paid within five (5) business days following receipt by Borrower of such notice of acceleration, and notwithstanding any applicable subordination, the entire amount accelerated (inclusive of any accrued and unpaid interest) will bear interest from the date of the Event of Default until paid at a rate equal to the lower of (a) the Base Rate plus 3%, and (b) the highest rate then permitted by law (the “Default Rate”).

8.                                      Costs and Expenses of Enforcement.  Borrower agrees to pay to Lender all costs of suit and other expenses reasonably incurred by Lender in connection with any Event of Default or other action to enforce the terms of this Note.

9.                                      No Waiver.  Lender’s failure to exercise its option to accelerate the indebtedness evidenced by this Note shall not constitute a waiver of the right to exercise that option at any other time so long as any Event of Default remains outstanding and uncured.  Lender shall not be deemed, by any act of omission or commission, to have waived any of its rights or remedies under this Note unless the waiver is in writing and signed by Lender, and then only to the extent specifically set forth in the writing.  A waiver on one event shall not be construed as continuing or as a bar to or waiver of any right or remedy to a subsequent event.

10.                               Remedies Cumulative.  The remedies of Lender as provided in this Note shall be cumulative and concurrent, may be pursued singly, successively, or together at the sole discretion of Lender and may be exercised as often as occasion for their exercise shall occur, and in no event shall the failure to exercise any such right or remedy be construed as a waiver or release.

11.                               Waiver.  Borrower hereby waives presentment for payment, demand, notice of demand, notice of nonpayment or dishonor, protest and notice of protest of this Note, and all other notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note.

12.                               Savings Clause.  If any provision of this Note is held to be invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Note shall remain in full force and effect.

13.                               Governing Law; Forum.  This instrument shall be governed by and construed according to the laws of the State of Arizona (without giving effect to its conflicts of law provisions) and any proceeding arising out of this Note shall be brought in a State or Federal Court located in Maricopa County, Arizona.

14.                               Unsecured; Seniority; Subordination.  The indebtedness evidenced by this Note is unsecured.

Subject to the seniority over the Existing Notes (as defined in the Purchase Agreement), the indebtedness evidenced by this Note is expressly subordinated in right of priority and payment to all “Senior Indebtedness” as specified in the Purchase Agreement.

15.                               Maintaining a Register; Transfers of the Note.  Borrower shall maintain, at Borrower’s office, (i) a register (the “Register”) for the recordation of the name and address of Lender and amounts owing to such Lender pursuant to the terms of this Note, and (ii) a copy of all material documentation respecting any Transfer (defined below) delivered to Borrower.  The entries in the Register shall be conclusive absent manifest error, and Borrower and Lender shall treat each party whose name is recorded in the Register pursuant to the terms hereof as the Lender hereunder for all purposes of this Note.  The Register shall be available to Lender at any reasonable time and from time to time upon reasonable prior notice.

a.                                      General.  Subject to compliance with applicable federal and state securities laws in the United States, Singapore and any other jurisdiction applicable to Lender, including without limitation (i) the restrictions set forth in Section 4 of the Purchase Agreement and (ii) the restrictions set forth throughout this Note (e.g., this Section 15), this Note and all rights hereunder may be assigned, contributed, conveyed, disposed of, exchanged, sold or otherwise transferred (each a “Transfer”), in whole or in part, by Lender:

i.                                          to any affiliate of Lender (including, without limitation, partners, members and directors) upon written notice to the Borrower; or

ii.                                       in all other instances, with the prior written consent of the Borrower.

b.                                      Cooperation.  Borrower shall fully cooperate with Lender, in Lender’s capacity as transferor, and any party, in such party’s capacity as transferee, in effectuating any Transfer.

c.                                       Acknowledgement.  Lender and Borrower acknowledge that it is not possible to Transfer this Note, or a portion thereof, or an interest herein, without Borrower’s confirmed knowledge of such and in accordance with the other provisions of this Section 15.

d.                                      No Other Lender.  Borrower is not obligated to recognize any individual, firm, corporation, partnership, limited liability company, unlimited liability company, association, trust, estate, or other legal entity (each a “Person”), other than Lender, as having an interest in this Note, or any portion thereof, despite any notice to the contrary, unless such Person has an interest in this Note, or a portion thereof, as a result of a Transfer consummated as set forth herein.

e.                                       Transfers.

i.                                          A Transfer of all or a portion of this Note shall be consummated by (A) Lender, as transferor, surrendering this Note to Borrower, and (B) upon doing so, Borrower immediately and automatically reissuing this Note (or a new note similar, in all material respects with this Note) to the transferee.

ii.                                       Alternatively, a Transfer of all or a portion of this Note shall be consummated through book-entry form as contemplated herein.  Borrower covenants to maintain the Register, and to record the ownership of this Note in Borrower’s books and records.  As an alternative to a Transfer contemplated in Section 15(e)(i), a Transfer of all or a portion of this Note may be consummated upon Lender advising Borrower, in writing, of such proposed Transfer and directing Borrower to register a transfer of ownership of the Note on the Register.  Upon receipt of such written notice from Lender, Borrower covenants to automatically change the ownership registration in the Register with respect to such Transfer.  In such a case, a Transfer shall not be complete until Borrower has changed the registration in the Register with respect to such Transfer.

iii.                                    Any attempted or purported Transfer of this Note, or a portion thereof, which does not comply with the provisions of this Section 15(e) and the other Transfer-related restrictions set forth in this Agreement, shall be null and void ab initio and of no force and effect whatsoever.

iv.                                   Borrower shall treat the registered owner of this Note as the then current “Lender” and the absolute owner for purposes of receiving payment of, or on account of, interest, principal and any other amounts due, and for all other purposes.  All payments of interest, principal and any other amounts due hereunder shall be made to the registered owner identified as Lender of this Note as of the applicable date of such payment, as set forth in the Register.

16.                               Status of Lender; Lender Representations and Warranties.  Lender is not (and to the extent Lender is a flow through, pass through or similar entity, such as a partnership, none of Lender’s direct and indirect beneficial owners) is a “United States Person” as defined in Code §7701(a)(30).  To the extent Lender intends to claim an exemption from U.S. federal withholding tax under Code §§ 871(a) or 881(c) with respect to the payments of “portfolio interest”, Lender hereby represents and warrants that:

a.                                      Lender is the sole record owner of the Note as well as any obligations evidenced by the Note in respect of which it is providing the representations set forth in this Section 16;

b.                                      To the extent Lender is not treated as a partnership (or similar flow through or pass through entity) for tax purposes, Lender is the sole beneficial owner of the Note as well as any obligations evidenced by the Note in respect of which Lender is providing the representations set forth in this Section 16; and to the extent Lender is treated as a partnership (or similar flow or pass through through entity) for tax purposes, Lender’s direct and indirect partners are the sole beneficial owners of the Note as well as any obligations evidenced by the Note in respect of which Lender is providing the representations set forth in this Section 16;

c.                                       Neither Lender, nor its direct or indirect partners (if any) is a “bank” for purposes of Code § 881(c)(3)(A).  In this regard, Lernder further represents and warrants that: (A) neither Lender, nor its direct or indirect partners (if any), is subject to regulatory or other legal requirements as a bank in any jurisdiction, and (B) neither Lender, nor its direct or indirect partners (if any), has been treated as a bank for purposes of any tax, securities law or other filing or submission made to any governmental authority, any application made to any rating agency or qualification for any exemption from tax, securities law or other legal requirements.

d.                                      Including after taking into account any equity of Borrower into which this Note or any other note, obligation or arrangement may be convertible, and after taking into consideration any Warrant which, if exercised, would entitle Lender to any equity of Borrower, Lender is not a “ten-percent shareholder” of Borrower within the meaning of Code § 881(c)(3)(B), and to the extent Lender is an entity taxed as a partnership, none of its direct or indirect partners is a “ten percent shareholder” of Borrower within the meaning of such code section;

e.                                       The amounts payable to Lender pursuant to this Note are not effectively connected with Lender’s (or its direct or indirect partners’ (if any)) conduct of a trade or business within the United States;

f.                                        Lender is not a controlled foreign corporation receiving interest, pursuant to or in connection with this Note, from a related person within the meaning of Code § 881(c)(3)(C); and to the extent Lender is an entity taxed as a partnership, none of Lender’s direct or indirect partners is a controlled foreign corporation receiving interest, pursuant to or in connection with this Note, from a related person within the meaning of such code section; and

g.                                       Lender has (and Lender’s direct and indirect partners, if any, have) provided Borrower with the applicable IRS Forms W-8, in each instance claiming complete exemption from U.S. federal withholding tax on all payments by Borrower under this Note.  Lender shall promptly notify Borrower at any time that (i) Lender determines that it is no longer in a position to provide any previously delivered IRS Form W-8, (ii) Lender is no longer able to make any of the representations or warranties set forth in this Section 16, or (iii) any of the representations or warranties set forth in this Section 16 are no longer true.  In addition, each such party providing an IRS Form W-8 shall deliver such forms promptly upon the obsolescence or invalidity of any form previously delivered by such party.

h.                                      Lender and Borrower intend that this Note qualify as a “portfolio debt instrument,” and that, as such, all interest payments due pursuant to this Note qualify as “portfolio interest” as such terms are contemplated in Code §§ 871(h) and 881(c).

17.                               Taxes; Withholding and FATCA.

a.                                      For these purposes “FATCA” means Code §§ 1471 through 1474, as of the date of this Note (or any amended or successor version of such code sections) and any current or future regulations or official interpretations thereof.  If a payment to a Lender under this Note would be subject to U.S. federal withholding tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Code §§ 1471(b) or 1472(b), as applicable), then such Lender shall deliver to Borrower, at the time or times prescribed by law and as reasonably requested by Borrower, such documentation prescribed by applicable law (including as prescribed by Code § 1471(b)(3)(C)(i)) and such additional documentation reasonably requested by Borrower to comply with its obligations under FATCA to determine that such Lender has or has not complied with such Lender’s obligations under FATCA and, as necessary, to determine the amount to deduct and withhold from such payment, if any.

b.                                      If Borrower is required by law to deduct and/or withhold any taxes or withholdings with respect to payments due under this Note, whether pursuant to Code Sections 1441, 1442, FATCA, or otherwise, then any amounts so deducted, withheld and paid to the applicable governmental authority shall be treated under this Note as timely and fully paid to the affected Lender.

18.                               Miscellaneous.  Whenever used, unless the context otherwise clearly indicates, words used in the singular shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the words “Lender” and “Borrower” shall be deemed to include the respective heirs, personal representatives, successors, and assigns of Lender and Borrower.  The headings herein are for purposes of reference only and shall not otherwise affect the meaning or interpretation of any provision hereof.  If Borrower consists of more than one person, corporation or other entity, the obligations and liabilities of such persons, corporations or other entities under this Note shall be joint and several, and the word “Borrower” shall mean all or some of any of them. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Time is of the essence as to each provision of this Note.

19.                               Construction.  Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.  Lender has participated jointly in the negotiation and drafting of this Note and has been advised to engage, and has had the opportunity to engage, Lender’s own independent legal counsel in connection with the negotiation of this Note and the transactions contemplated hereby, including tax consequences.  In the event any ambiguity or question of intent arises, this Note is to be construed as jointly drafted by the parties hereto, and no presumption or burden of proof is to arise favoring or disfavoring any party hereto.

IN WITNESS WHEREOF, Borrower, intending to be legally bound, has duly executed and delivered this Note as of the date first written above.

ARCADIA BIOSCIENCES, INC.

By:	/s/ Eric J. Rey
Name:	Eric J. Rey, President & CEO
Address:	4222 E Thomas Rd, Suite 245
Phoenix, AZ 85018

MAHYCO INTERNATIONAL PTE LTD.

By:	/s/ Shirish R. Barwale
Name: Shirish R. Barwale
Address: